UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

FX ENERGY, INC.

(Name of Subject Company (Issuer))

KIWI ACQUISITION CORP.

(Name of Filing Persons: Offeror))

a wholly-owned subsidiary of

ORLEN UPSTREAM SP. Z O.O.

(Names of Filing Persons; Parent of Offeror)

Common Stock, par value $0.001

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

Grzegorz Derecki

Head of Legal

Orlen Upstream Sp. z o.o.

ul.Prosta 70

00-838, Warszawa Poland

(+48) 22 778 02 00

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis Block

Greenberg Traurig, LLP

Met Life Building

200 Park Avenue

New York, NY 10166

(212) 801-9200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$63,099,644.40	$6,354.13

(1)                                 Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $1.15, the per share tender offer price, by shares of common stock of FX Energy, Inc. outstanding as of October 26, 2015, which includes 54,869,256 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares).

(2)                                 The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,354.13	Filing Party: Kiwi Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 27, 2015

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2015 by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a private limited company organized under the laws of Poland (“Parent”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock of FX Energy, Inc., a Nevada corporation (the “Company”), par value $0.001 per share (the “Company Common Shares” or the “Shares”), at a price of $1.15 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 27, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 12(iii) of the Offer to Purchase is hereby amended and supplemented by replacing and restating the subsection entitled — “Recent Developments Relating to the Company”:

On October 19, 2015, a putative class action lawsuit (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C) on behalf of stockholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, the individual directors of the Company, Parent and Merger Sub. The lawsuit alleges that the members of the Company’s board of directors breached their fiduciary duties of loyalty and care by agreeing to sell the Company without first taking steps to ensure that the Company’s shareholders would obtain adequate and fair consideration and by engineering the transaction to benefit themselves and/or Parent without regard to the Company’s shareholders. The lawsuit further alleges that the transaction is structured with deal protection devices that preclude other bidders from making successful competing offers. The lawsuit contends that the Company, Parent and Merger Sub knowingly assisted the Company’s board of directors in breaching their fiduciary duties. The lawsuit seeks a declaration that the action is a proper class action and an order requiring the Company’s board of directors to cooperate fully with any entity or person having a bona fide interest in proposing any alternative transactions and to ensure that no conflicts of interests exist between the directors own interests and their fiduciary duties. The lawsuit further seeks an award of the plaintiffs’ damages, costs and reasonable attorneys’ and experts’ fees.

On October 23, 2015, a putative class action lawsuit (Cionti v. FX Energy, Inc. et al., Case No. A-15-726642-C) was filed on behalf of stockholders of the Company in the District Court of Clark County, Nevada against the Company, the individual directors of the Company, Parent and Merger Sub. The lawsuit alleges that the individual directors of the Company breached their fiduciary duties by failing to, among other things, (i) adequately consider the transactions contemplated by the Merger Agreement, including whether such transactions maximized value to the holders of Shares, (ii) apprise themselves of the true value of the Company by considering the merits of the transactions contemplated by the Merger Agreement and (iii) consider alternative transactions and engage in a market check or canvas of the industry, and otherwise failed to take the steps necessary to comply with their fiduciary duties. The lawsuit further alleges that Parent and Merger Sub aided and abetted these alleged breaches of fiduciary duties. The lawsuit seeks, among other things, an injunction against the Merger, a declaration that the individual directors of the Company have violated their fiduciary duties, and an award of the plaintiffs’ costs and disbursements, including reasonable attorneys’ and experts’ fees.

On October 23, 2015, a putative class action lawsuit (Kramer v. FX Energy, Inc. et al., Case No. A-15-726656-C) on behalf of stockholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, the individual directors of the Company, Parent and Merger Sub.  The lawsuit alleges that the acquisition of the Company by Merger Sub is inadequate in light of the true value of the company, and that the Company’s board of directors has limited its ability to consider competing and better offers under the terms of the Merger Agreement. The complaint additionally alleges that the Company’s board of directors breached its fiduciary duties to the Company’s stockholders to maximize stockholder value.  The lawsuit further alleges that Parent and Merger Sub aided and abetted these alleged breaches of fiduciary duties.  The lawsuit seeks enjoinment of the acquisition of the Company by Merger Sub, damages for the plaintiff and the Company’s stockholders, and an award of the plaintiffs’ costs and disbursements, including reasonable attorneys’ and experts’ fees.

On October 26, 2015, a putative class action lawsuit (Roets v. FX Energy, Inc. et al., Case No. A-15-726734-C) on behalf of stockholders of the Company was filed in the District Court of Clark County, Nevada against the Company, the individual directors of the Company, Parent and Merger Sub.  The lawsuit alleges that the transactions contemplated by the Merger and the Offer are the product of a flawed process that deprives the Company’s stockholders of the ability to participate in the Company’s long-term prospects, unreasonably dissuades potential suitors from making competing offers and will not provide the stockholders of the Company with adequate or fair value for their Shares of the Company.  The complaint further alleges that, in approving the Merger Agreement, the Company’s board of directors breached its fiduciary duties to the plaintiff and the class defined therein.  The lawsuit also contends that Merger Sub and Parent aided and abetted the Company’s board of directors in the breach of its fiduciary duties.  The plaintiffs in the lawsuit seek enjoinment of the acquisition of the Company by Merger Sub or, alternatively, rescission of the transaction in the event it is consummated.  The lawsuit also seeks damages for the plaintiffs and the Company’s stockholders, and an award of the plaintiffs’ costs, including reasonable attorneys’ and experts’ fees.

On October 27, 2015, a putative class action lawsuit (Haworth v. FX Energy, Inc. et al., Case No. 150907699) on behalf of stockholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company, the Company’s board of directors, Parent and Merger Sub. The lawsuit alleges, among other things, that the Company’s board of directors breached its fiduciary duties to the Company’s stockholders through an unfair sale process.  The complaint further alleges the proposed acquisition of the Company by Merger Sub is the product of a flawed process that is designed to ensure the sale of the Company to Merger Sub on terms preferential to the defendants and other Company insiders and to subvert the interests of the plaintiff and the Company’s stockholders.  The complaint also alleges that the Company’s board of directors is conflicted and serving its own financial interests rather than those of the Company’s other stockholders and that the Offer Price undervalues the Company’s prospects.  The complaint further alleges that deal protection devices guarantee that Merger Sub and Parent would not lose a superior position and that the Offer is coercive.  The lawsuit contends that the Company, Parent and Merger Sub aided and abetted the Company’s board of directors in breaching their fiduciary duties.  The lawsuit seeks enjoinment of the acquisition of the Company by Merger Sub, direction to the Company’s board of directors to exercise their fiduciary duties to obtain a transaction that is in the best interests of the holders of Shares, or, rescission, to the extent already implemented, of the transactions contemplated by the Merger Agreement.  The lawsuit also seeks an award of the plaintiffs’ costs, including reasonable attorneys’ and experts’ fees.

Parent, Merger Sub and, to Parent and Merger Sub’s knowledge, the other defendants have not yet responded to the complaints. Parent and Merger Sub believe the plaintiffs’ allegations in each class action lawsuit are without merit and each intend to contest these allegations vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015

ORLEN UPSTREAM SP. Z O.O.

By:	/s/ Wieslaw Prugar
Name: Wieslaw Prugar
Title: President and CEO

By:	/s/ Wieslaw Strak
Name: Wieslaw Strak
Title: Vice President and CFO

KIWI ACQUISITION CORP.

By:	/s/ Grzegorz Derecki
Name: Grzegorz Derecki
Title: President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 27, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by PKN ORLEN on October 13, 2015.

(a)(5)(B)*	Summary Advertisement as published in the New York Times on October 27, 2015.

(a)(5)(C)*	Press release issued by PKN ORLEN on October 27, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(D)	Press release issued by the Company on October 29, 2015 incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company on October 29, 2015.

(b)	Not applicable.

(d)(1)*

Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) by and among Parent, Merger Sub and the Company incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 14, 2015.

(d)(2)*	Confidentiality Agreement by and between Company and Parent dated as of April 20, 2015.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.